EXHIBIT 99.1

AMC Entertainment Inc. Reports Record Results
for Third Quarter of Fiscal 2004

KANSAS CITY, Mo. (January 28, 2004)—AMC Entertainment Inc. (AMEX: AEN), one of the world's leading theatrical exhibition companies, today announced record results for the third quarter of fiscal year 2004, ended January 1, 2004.

Revenues for the quarter were a third-quarter record $472 million, compared to $431 million in last year's third quarter. Fiscal year revenues through the third quarter were $1.38 billion, compared to $1.34 billion through the first thirty-nine weeks of fiscal 2003. Quarterly and year-to-date revenues benefited from this year's quarter-end date of January 1 versus December 26 last year.

Net earnings for common shares for the third quarter were $.6 million (2 cents per diluted share), compared to a net loss for common shares of $4.9 million (14 cents per diluted share) in last year's third quarter. Net earnings for common shares for the thirty-nine week period were $.6 million (2 cents per diluted share), compared to a net loss for common shares of $23.2 million (64 cents per diluted share) in the same period last year.

Third quarter loss from discontinued operations was 2 cents per diluted share, compared to one cent per diluted share last year. For the thirty-nine week period, loss from discontinued operations was 3 cents per diluted share, compared to 2 cents per diluted share in the same period last year. Discontinued operations relate to the sale of a theatre in Sweden.

Adjusted EBITDA for the third quarter was a third-quarter record $75 million, compared to $55 million in last year's third quarter. For the thirty-nine week period, Adjusted EBITDA was $203 million, compared to $179 million for the first three quarters of last year.

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"Strong film product, combined with AMC's brand and asset quality, produced outstanding results for the quarter and for the fiscal year to date," said Peter Brown, chairman and chief executive officer. "We were also pleased with our acquisition of three MegaStar theatre complexes during the quarter."

Highlights of the third quarter included:

- Record third quarter revenue and Adjusted EBITDA.
- Margin improvement—third quarter Adjusted EBITDA margin increased 300 basis points—to 15.9 percent of revenues from 12.9 percent last year.
- Continued positive free cash flow of $15 million.
- Successful opening of three new megaplex theatres totaling 50 screens in the greater Atlanta, Baltimore, and Norfolk markets.
- Acquisition of three MegaStar theatres totaling 48 screens in the greater Atlanta and Minneapolis-St. Paul markets.

This press release contains non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. As required, the attached financial summary and the Company's website, www.amctheatres.com, contain a discussion of management's use of these measures and reconciliations to the most directly comparable GAAP measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, the financial measures prepared in accordance with GAAP. The financial measures as determined by management may not be comparable to the same financial measures as reported by other companies. As used herein, GAAP refers to generally accepted accounting principles in the United States of America.

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Investors will have the opportunity to listen to the earnings conference call and view the supporting slide presentation at 9 a.m. CDT on Wednesday, January 28, 2004, through the website www.amctheatres.com. Listeners can also access the call by dialing (877) 307-8182 or (706) 634-8221 for international callers. A replay of the call will be available on the website and by phone through Wednesday, February 11, 2004. The telephone replay can be accessed by calling (800) 642-1687, or (706) 645-9291 for international callers, and entering the conference ID number 4884899.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 233 theatres with 3,549 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, domestic and international political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws, unforeseen changes in operating requirements, the Company's ability to identify suitable acquisition candidates and to successfully integrate acquisitions into its operations and results of significant litigation.

Contact:

Richard J. King, Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

(FINANCIAL SUMMARY FOLLOWS)

AMC ENTERTAINMENT INC.
FINANCIAL SUMMARY
(In thousands, except per share and other data)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	Jan. 1, 2004	Dec. 26, 2002	Jan. 1, 2004	Dec. 26, 2002
Statement of Operations Data				
Admissions	$321,783	$290,756	$942,799	$905,457
Concessions	119,776	109,585	356,159	355,322
Other theatre	14,839	13,403	39,821	36,579
NCN and other	15,204	16,836	41,319	43,284
Total revenues	471,602	430,580	1,380,098	1,340,642
Film exhibition costs	170,727	157,788	510,675	500,811
Concession costs	13,138	12,370	39,948	41,828
Theatre operating expense	104,795	105,782	316,488	326,040
Rent	78,640	74,708	234,904	221,730
NCN and other	12,803	14,017	35,511	38,369
General and administrative expense:				
Stock-based compensation	533	504	1,702	1,516
Other	16,511	10,554	39,914	51,981
Preopening expense	1,734	1,630	3,165	2,878
Theatre and other closure expense	2,078	4,066	3,812	5,296
Depreciation and amortization	32,405	31,830	89,619	93,239
Loss (gain) on disposition of assets	(525)	390	(2,481)	(1,032)
Total costs and expenses	432,839	413,639	1,273,257	1,282,656
Interest expense	18,765	18,120	56,204	56,908
Investment income	(461)	(738)	(1,723)	(2,523)
Total other expense	18,304	17,382	54,481	54,385
Earnings (loss) from continuing operations before income taxes	20,459	(441)	52,360	3,601
Income tax provision (benefit)	8,000	(1,900)	21,900	5,200
Earnings (loss) from continuing operations	12,459	1,459	30,460	(1,599)
Loss from discontinued operations, net of income tax benefit	(741)	(128)	(1,331)	(726)
Net earnings (loss)	$ 11,718	$ 1,331	$ 29,129	$ (2,325)
Preferred dividends	11,074	6,250	28,527	20,897
Net earnings (loss) for common shares	$ 644	$ (4,919)	$ 602	$ (23,222)
Basic earnings (loss) per share:				
Earnings (loss) per share from continuing operations	$ .04	$ (.13)	$ .05	$ (.62)
Loss per share from discontinued operations	$ (.02)	$ (.01)	$ (.03)	$ (.02)
Net earnings (loss) per share	$ .02	$ (.14)	$ .02	$ (.64)
Diluted earnings (loss) per share:				
Earnings (loss) per share from continuing operations	$ .04	$ (.13)	$ .05	$ (.62)
Loss per share from discontinued operations	$ (.02)	$ (.01)	$ (.03)	$ (.02)
Net earnings (loss) per share	$ .02	$ (.14)	$ .02	$ (.64)
Average shares outstanding:				
Basic	36,822	36,302	36,666	36,294
Diluted	36,997	36,302	36,857	36,294

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	Jan. 1, 2004	**Dec. 26, 2002**	**Jan. 1, 2004**	**Dec. 26, 2002**
Other Financial Data:				
Net cash provided by operating activities	$127,933	$67,726	$ 185,489	$ 113,873
Net cash used in investing activities	(63,484)	(21,517)	(113,908)	(105,937)
Net cash provided by (used in) financing activities	4,708	10,549	(4,275)	12,846
Adjusted EBITDA [1]	74,988	55,361	202,658	179,133
After tax cash flow [1]	44,668	33,671	120,492	102,982
Net capital expenditures [2]	29,362	6,786	72,636	36,571
Free cash flow [3]	15,306	26,885	47,856	66,411
Other Data:				
Screen additions	62	77	96	95
Screen acquisitions	48	-	48	641
Screen dispositions	46	13	105	71
Average screens - continuing operations	3,480	3,493	3,480	3,499
Attendance - continuing operations (in thousands)	48,920	45,552	145,364	149,414
Number of screens operated (period end)			3,563	3,564
Number of theatres operated (period end)			235	245
Screens per theatre circuit wide			15.2	14.5

			Jan. 1, 2004	**April 3, 2003**
Balance Sheet Data:				
Cash and equivalents			$ 310,772	$ 244,412
Corporate borrowings			668,932	668,661
Capital and financing lease obligations			62,520	59,101
Net debt [4]			420,680	483,350
Stockholders' equity			333,218	291,904
Total shares [5]			78,930	76,481

[1] We have included Adjusted EBITDA and After tax cash flow because we believe they provide investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

[2] We have included Net capital expenditures because we believe it provides investors with additional information concerning our net cash requirements for property, excluding acquisitions.

[3] Represents After tax cash flow less Net capital expenditures. We have included Free cash flow because we believe it provides investors with additional information concerning the resources available for strategic opportunities including, among others, to invest in the business, make acquisitions and strengthen the balance sheet.

[4] Represents corporate borrowings and capital and financing lease obligations less cash and equivalents. We have included Net debt because we believe it provides investors with additional information to estimate our value and evaluate our leverage.

[5] Represents outstanding shares of Common Stock and Class B Stock and incremental shares issuable under stock options and stock awards, using the treasury stock method, and upon the conversion of Series A Convertible Preferred Stock to Common Stock.

The following tables provide reconciliations of our non-GAAP financial measures to their most directly comparable GAAP measures.

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	Jan. 1, 2004	Dec. 26, 2002	Jan. 1, 2004	Dec. 26, 2002
Adjusted EBITDA Reconciliation				
(In thousands)				
Net earnings (loss)	$ 11,718	$ 1,331	$ 29,129	$ (2,325)
Loss from discontinued operations, net of income tax benefit	741	128	1,331	726
Interest expense	18,765	18,120	56,204	56,908
Income tax provision (benefit)	8,000	(1,900)	21,900	5,200
Depreciation and amortization	32,405	31,830	89,619	93,239
Investment income	(461)	(738)	(1,723)	(2,523)
Stock-based compensation expense and special compensation expense	533	504	1,702	20,766
Theatre and other closure expense	2,078	4,066	3,812	5,296
Loss (gain) on disposition of assets	(525)	390	(2,481)	(1,032)
Preopening expense	1,734	1,630	3,165	2,878
Adjusted EBITDA	$ 74,988	$ 55,361	$202,658	$179,133

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	Jan. 1, 2004	Dec. 26, 2002	Jan. 1, 2004	Dec. 26, 2002
After Tax Cash Flow and Free Cash Flow Reconciliation (In thousands)				
Net cash provided by operating activities	$ 127,933	$ 67,726	$ 185,489	$ 113,873
Loss (gain) on disposition of assets	525	(390)	2,481	1,032
Loss on sale - discontinued operations	(5,591)	-	(5,591)	-
Changes in working capital items and other	(61,399)	(35,165)	(45,797)	(9,023)
Deferred taxes	(16,800)	1,500	(16,090)	(2,900)
After tax cash flow	44,668	33,671	120,492	102,982
Less net capital expenditures	29,362	6,786	72,636	36,571
Free cash flow	$ 15,306	$ 26,885	$ 47,856	$ 66,411

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	Jan. 1, 2004	Dec. 26, 2002	Jan. 1, 2004	Dec. 26, 2002
Net Capital Expenditures Reconciliation (In thousands)				
Net cash used in investing activities	$ (63,484)	$ (21,517)	$ (113,908)	$ (105,937)
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	-	1,156	-	47,409
Acquisition of Gulf States Theatres	-	37	-	738
Acquisition of MegaStar Theatres	13,049	-	13,049	-
Payment on disposal - discontinued operations	5,252	-	5,252	-
Purchase of leased furniture, fixtures and equipment	15,812	-	15,812	7,052
Proceeds from disposition of long-term assets	(929)	(1,539)	(1,946)	(4,877)
Other, net	938	(1,374)	9,105	1,189
Construction project costs reimbursed by landlord for financing activities	-	16,451	-	17,855
Net capital expenditures	$ (29,362)	$ (6,786)	$ (72,636)	$ (36,571)